UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
Hummingbird Ltd.

Common Shares				(Name of Issuer)

44544R101			          (Title of Class of Securities)

December 31, 2005			(CUSIP Number)

(Date of Event Which Requires Filing of this
Statement)
Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[X]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
....44544R101....................................



1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities
only).
..........McLean Budden Limited on behalf of itself
and its Institutional Client, Canadian Equity Growth
Fund...............


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)
......................................................
......................................................
...................................................


(b)
......................................................
......................................................
...................................................


3.
SEC Use Only
......................................................
......................................................
...................................


4.
Citizenship or Place of Organization ..
Toronto, Ontario,
Canada...............................................
......................................................
...........

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



5.
Sole Voting Power
995,000..............................................
......................................................
........................



6.
Shared Voting Power
.............NONE.....................................
......................................................
.................



7.
Sole Dispositive
Power....1,193,600...................................
......................................................
.............................



8.
Shared Dispositive Power
........NONE..........................................
......................................................
..........


9.
Aggregate Amount Beneficially Owned by Each Reporting
Person
1,193,600............................................
...................


10.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See
Instructions).................................


11.
Percent of Class Represented by Amount in Row (11)
.......6.85%..........................................
...................................


12.
Type of Reporting Person (See Instructions)  IA, CO

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INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(l)
Names and I.R.S. Identification Numbers of Reporting
Persons-Furnish the full legal
name of each person for whom the report is filed-
i.e., each person required to sign the
schedule itself-including each member of a group. Do
not include the name of a person
required to be identified in the report but who is
not a reporting person. Reporting
persons that are entities are also requested to
furnish their I.R.S. identification numbers,
although disclosure of such numbers is voluntary, not
mandatory (see "SPECIAL
INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).
(2)
If any of the shares beneficially owned by a
reporting person are held as a member of a
group and that membership is expressly affirmed,
please check row 2(a). If the reporting
person disclaims membership in a group or describes a
relationship with other persons
but does not affirm the existence of a group, please
check row 2(b) [unless it is a joint
filing pursuant to Rule 13d1(k)(1) in which case it
may not be necessary to check row
2(b)].
(3)
The third row is for SEC internal use; please leave
blank.
(4)
Citizenship or Place of Organization-Furnish
citizenship if the named reporting person
is a natural person. Otherwise, furnish place of
organization.
(5)-(9),
(11)
Aggregate Amount Beneficially Owned By Each Reporting
Person, Etc.-Rows (5)
through (9) inclusive, and (11) are to be completed
in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be
rounded off to the nearest tenth (one
place after decimal point).
(10)
Check if the aggregate amount reported as
beneficially owned in row (9) does not
include shares as to which beneficial ownership is
disclaimed pursuant to Rule 13d-4 (17
CFR 240.13d-4] under the Securities Exchange Act of
1934.
(12)
Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund, or Endowment
Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO


Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use
of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities
Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing
Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
13G
Under Sections 13(d), 13(g), and 23 of the Securities
Exchange Act of 1934 and the rules
and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this
schedule is mandatory, except for I.R.S.
identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for I.R.S.
identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS
A.
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules
13d-1(b)(2) and 13d2(c). Statements
filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules
13d-1(d) and 13d-2(b).
B.
Information contained in a form which is required to be filed by rules under section 13(f)
(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule.
If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C.
The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)
Name of Issuer  - Hummingbird Ltd.

(b)
Address of Issuer's Principal Executive Offices: 1
Sparks Avenue, North York,
Ontario, Canada M2H 2W1

Item 2.

(a)
Name of Person Filing:    McLean Budden Limited
("MBL") On behalf of itself and
its Institutional Client, Canadian Equity Growth Fund

(b)
Address of Principal Business Office or, if none, Residence -
145 King Street West, Suite 2525, Toronto, Ontario,
M5H 1J8

(c)
Citizenship:  MBL is a Canadian Corporation

(d)
Title of Class of Securities  - Common Shares

(e)
CUSIP Number - 44544R101

Item
3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C 80a-8).

(e)
[ X ]
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-
1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control person in accordance with 240.13d-
1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3);

(j)
[   ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item
4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:   1,193,600

(b)
Percent of class: 6.85%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 995,000


(ii)
Shared power to vote or to direct the vote
___NONE_______________.


(iii)
Sole power to dispose or to direct the disposition of
1,193,600


(iv)
Shared power to dispose or to direct the disposition of ____NONE_______.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item
5.
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the
following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item
6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item
7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being
Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item
8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-
1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item
9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item
10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to
240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the
statement is filed pursuant to
240.13d-1(c):
By signing below I certify that, to the best of my
knowledge and belief, the securities
referred to above were not acquired and are not held
for the purpose of or with the
effect of changing or influencing the control of the
issuer of the securities and were
not acquired and are not held in connection with or
as a participant in any transaction
having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the
information set forth in this statement is true,
complete and correct.
February 13, 2006
Date
__________________________
Signature
__ Barbara Lockhart, Senior Vice President Finance &
Administration___
Name/Title









The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)



http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/20/2000